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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994.

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-3717

A. Full title of the plan and the address of the plan, if different from that of the Issuer name below:

        PURITAN-BENNETT RETIREMENT SAVINGS & STOCK OWNERSHIP PLAN

B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
        PURITAN-BENNETT CORPORATION
        9401 INDIAN CREEK PARKWAY
        OVERLAND PARK, KANSAS 66210

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                             REQUIRED INFORMATION

The financial statments, schedules, notes and opinion of the Independent Auditor have been filed under cover of Form SE pursuant to general instruction E to Form 11K.

Exhibits

1. Consent of Ernst & Young (Exhibit 23).
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                                  SIGNATURES

The Plan. Pursuant to the requirment of the Securities Exchange Act of 1934, the Benefits Plan Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                Puritan-Bennett Retirement Savings & Stock Ownership Plan

Dated: June 26, 1995                 By: /s/ Lee A. Robbins
                                             Lee A. Robbins
                                             Benefits Plan Committee Member
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                                 EXHIBIT LIST

EXHIBIT
NUMBER
- -------
  23        Consent of Ernst & Young